Pricing Sheet dated October 27, 2010 relating to Offering Summary No. 2010-MTNDD665 dated October 26, 2010 Registration Statement Nos. 333-157386 and 333-157386-01 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in International Equities and International Currencies
300,000 PLUS with Euro Exposure Based on the Price of the iShares® FTSE/Xinhua China 25 Index Fund due November 1, 2012
Performance Leveraged Upside SecuritiesSM

PRICING TERMS – OCTOBER 27, 2010
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the PLUS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the return of the principal amount of your investment at maturity is not guaranteed, you may receive an amount at maturity that is substantially less than the stated principal amount of your initial investment and could be zero.

Aggregate principal amount:	$3,000,000
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS (see “Underwriting fee and issue price” below)
Pricing date:	October 27, 2010
Original issue date:	November 1, 2010
Maturity date:	November 1, 2012
Underlying shares:	Shares of the iShares® FTSE/Xinhua China 25 Index Fund (“FXI”)
Payment at maturity:
The PLUS we are offering differ from the PLUS described in the PLUS product supplement linked to below in that the payment at maturity depends on both the underlying asset, which is the underlying shares, and the performance of the Eurozone euro relative to the U.S. dollar.
Accordingly, the payment at maturity for the PLUS offered hereby is:
If the final share price is greater than the initial share price,
•     $10 x (1 + leveraged upside return) x (final exchange rate ÷ initial exchange rate)
The leverage upside return is capped as described below.
If the final share price is less than or equal to the initial share price,
•     $10 x (1 + share percentage change) x (final exchange rate ÷ initial exchange rate)
Regardless of whether the final share price is greater than or less than the initial share price, the weakening of the Eurozone euro relative to the U.S. dollar (resulting in a final exchange rate less than the initial exchange rate) may result in the amount you receive at maturity being less than or equal to the stated principal amount of $10.  Conversely, any strengthening of the Eurozone euro relative to the U.S. dollar may be fully offset by the negative performance of the underlying shares.
There is no minimum payment at maturity on the PLUS, and, accordingly, you could lose your entire investment.

Maximum payment at maturity:
None.  However, the contribution of any positive performance of the underlying shares to the payment at maturity is capped due to the limitation on the leveraged upside return as described in the next line.

Leveraged upside return:	Leverage factor x share percentage change, subject to a maximum of 41%
Leverage factor:	150%
Share percentage change:	(final share price – initial share price) / initial share price
Initial share price:	$45.08
Final share price:	The closing price of the underlying shares on the share valuation date
Initial exchange rate:	1.3803
Final exchange rate:
The rate of conversion of U.S. dollars into one Eurozone euro as determined by reference to the global spot foreign exchange rate published by the Reuters Page “ECB37” (or any substitute page) at or after 1:00 p.m. (London, England time) on the exchange rate valuation date. The exchange rate will be calculated to four decimal places.

Share valuation date:	October 29, 2012, subject to postponement for non-trading days and certain market disruption events
Exchange rate valuation date:	The next TARGET, London and New York business day following the share valuation date.
CUSIP:	17316G693
ISIN:	US17316G6935
Listing:	The PLUS will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary.
Underwriting fee and issue price:	Price to public	Underwriting fee(1)	Proceeds to issuer
Per PLUS	$10.0000	$0.1125	$9.8875
Total	$3,000,000	$33,750	$2,966,250
(1) Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the underwriter), and their financial advisors will collectively receive from the underwriter, Citigroup Global Markets Inc., a fixed selling concession of $0.1125 for each PLUS they sell. See “Fees and selling concessions” on page 8 of the related offering summary.
The PLUS we are offering differ from the PLUS generally, and you should read this document together with the PLUS product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.
Offering Summary filed on October 26, 2010:
http://www.sec.gov/Archives/edgar/data/1318281/000095010310003099/dp19674_fwp-mtndd.htm
PLUS Product Supplement filed on December 3, 2009:
http://www.sec.gov/Archives/edgar/data/831001/000119312509246765/d424b2.htm
Prospectus Supplement filed on February 18, 2009:
http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm
Prospectus filed on February 18, 2009:
http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm
The PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a PLUS product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. Before you invest, you should read the PLUS product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-157386) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the PLUS product supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.